Brett D. White T: +1 540 843 5191 whitebd@cooley.com	Via EDGAR

April 15, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	Cardica, Inc.
Registration Statement on Form S-1 Pursuant to Rule 462(b) File No. 333-194039

Dear Mr. Mancuso:

Attached for filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, is an abbreviated registration statement in connecting with the above referenced offering of Cardica, Inc. (the “Company”). The final prospectus reflecting pricing information is expected to be filed tomorrow, April 16, 2014 (via EDGAR) with the Commission pursuant to Rule 424(b).

Pursuant to Rule 111(b), the Company has advised us pursuant to the attached Certification that (i) the Company has instructed Silicon Valley Bank to wire transfer the additional filing fee required by the increase in the shares of Common Stock and Series A Stock Convertible Preferred Stock being offered pursuant to a Registration Statement on Form S-1 pursuant to Rule 462(b) to the Commission’s account at Mellon Bank on Wednesday, April 16, 2014; (ii) the Company will not revoke such instructions; (iii) the Company has sufficient funds in its account at Silicon Valley Bank to cover the additional filing fee; and (iv) the Company will confirm receipt of such instructions by Silicon Valley Bank as soon as possible on the morning of Wednesday, April 16, 2014.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (650) 843-5191.

Sincerely,

/s/ Brett White

Brett D. White

cc:      Robert Y. Newell, Cardica, Inc.

           Mark B. Weeks

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

CERTIFICATION

The undersigned hereby certifies, on behalf of Cardica, Inc. (the “Company”), that (i) the Company has instructed Silicon Valley Bank to wire transfer the additional filing fee required by the increase in shares of Common Stock and Series A Convertible Preferred Stock being offered pursuant to a Registration Statement on Form S-1 filed pursuant to Rule 462(b) to the Commission’s account at Mellon Bank on April 15, 2014; (ii) the Company will not revoke such instructions; (iii) the Company has sufficient funds in its account at Silicon Valley Bank to cover the additional filing fee; and (iv) the Company will confirm receipt of such instructions by Silicon Valley Bank as soon as possible on the morning of April 16, 2014.

CARDICA, INC. By: /s/ Robert Y. Newell Name: Robert Y. Newell Title:Chief Financial Officer